December 21, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund VI

Registration on Form N-1A

Post-Effective Amendment No. 150

(Registration Statement File Nos. 333-182308, 811-22717)

Ladies and Gentleman:

On behalf of the First Trust Nasdaq Lux Digital Health Solutions ETF (the “Fund”), a series of First Trust Exchange-Traded Fund VI (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 150 was originally filed with the Securities and Exchange Commission on November 12, 2021. The Trust no longer intends to seek effectiveness of the Fund and no securities have been sold pursuant to Post-Effective Amendment No. 150 to the Trust’s Registration Statement.   The Fund will be refiled in substantially the same form by the First Trust Exchange-Traded Fund II, a separate registrant.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VI

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer